

July 22, 2014

<u>Via E-Mail</u>
Mr. James B. Gattoni
Chief Financial Officer
Landstar System, Inc.
13410 Sutton Park Drive South
Jacksonville, Florida 32224

  Re: Landstar System, Inc.
    Form 10-K for the year ended December 28, 2013
    Filed February 21, 2014
    File No. 000-21238

Dear Mr. Gattoni:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Linda Cvrkel

      Linda Cvrkel
      Branch Chief